UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GMX RESOURCES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% Convertible Senior Notes Due 2013

(Title of Class of Securities)

38011MAB4

(CUSIP Number of Class of Securities)

James A. Merrill

Chief Financial Officer, Secretary and Treasurer

GMX Resources Inc.

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

(405) 600-0711

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Rohleder	David C. Buck
President	Timothy C. Langenkamp
GMX Resources Inc.	Andrews Kurth LLP
9400 North Broadway, Suite 600	600 Travis, Suite 4200
Oklahoma City, Oklahoma 73114	Houston, Texas 77002
Phone: (405) 600-0711	Phone: (713) 220-4200
Fax: (405) 600-0600	Fax: (713) 220-4285

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$50,000,000.00(1)	$5,805.00(2)

(1)	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of $50.0 million aggregate principal amount of the issuer’s 5.00% Convertible Senior Notes due 2013 at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Senior Notes.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, equals $116.10 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,805.00	Filing Party: GMX Resources Inc.
Form or Registration No.: Schedule TO	Date Filed: January 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SIGNATURE

EXHIBIT INDEX

Exhibit (a)(1)(i)

Exhibit (a)(1)(ii)

Exhibit (a)(5)(i)

Exhibit (a)(5)(ii)

Exhibit (a)(5)(iii)

Exhibit (a)(5)(iv)

Exhibit (a)(5)(v)

Exhibit (d)(i)

Exhibit (d)(ii)

Exhibit (d)(iii)

Exhibit (d)(iv)

Exhibit (d)(v)

Exhibit (d)(vi)

Exhibit (d)(vii)

Exhibit (d)(viii)

Exhibit (d)(ix)

Exhibit (d)(x)

Exhibit (d)(xi)

Exhibit (d)(xii)

Exhibit (d)(xiii)

Exhibit (d)(xiv)

Exhibit (d)(xv)

Exhibit (d)(xvi)

Exhibit (d)(xvii)

Exhibit (d)(xviii)

Exhibit (d)(xix)

Exhibit (d)(xx)

Exhibit (d)(xxi)

Exhibit (d)(xxii)

Exhibit (d)(xxiii)

Exhibit (d)(xxiv)

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the original Tender Offer Statement on Schedule TO filed by GMX Resources Inc., an Oklahoma corporation (the “Company”), with the Securities and Exchange Commission on January 28, 2011 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase for cash up to $50.0 million aggregate principal amount of its outstanding 5.00% Convertible Senior Notes due 2013 (the “Convertible Notes”) validly tendered and accepted for purchase, or such lesser principal amount of Convertible Notes as is validly tendered and not properly withdrawn, for consideration per $1,000 principal amount of the Convertible Notes of $1,000, in addition to any accrued and unpaid interest from the most recent interest payment date to, but not including, the date that the Company accepts tendered Convertible Notes for payment. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2011 (as hereby amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Tender Offer”).

The purpose of this Amendment is to amend and supplement the original Schedule TO and the Offer to Purchase to, among other things, reflect amendments to the information contained in the Offer to Purchase related to the satisfaction of the financing condition to the Tender Offer. Only those Items being amended are reported in this Amendment. Except as specifically provided herein, the information contained in the original Schedule TO and the Tender Offer remains unchanged and is not otherwise modified by this Amendment. This Amendment should be read in conjunction with the original Schedule TO, the Offer to Purchase and the Letter of Transmittal.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13 e-4(d) under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment is being filed solely to amend and supplement the Offer to Purchase as follows:

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase and this Item 1 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4(1) below, which information is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(1) The section of the Offer to Purchase titled “GMX Resources Inc. — Our Business” (beginning on page 7) is hereby amended by inserting the following immediately following the last paragraph of the section:

The following is a list of each of our officers and directors. The business address of each of the persons listed below is 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114. The telephone number for each of the persons listed below is (405) 600-0711. None of the following individuals owns any of the Convertible Notes, nor has any such individual participated in any transaction involving the Convertible Notes in the last 60 days.

Name	Position
Ken L. Kenworthy, Jr.	Chairman and Chief Executive Officer
Michael J. Rohleder	President
James A. Merrill	Chief Financial Officer, Secretary and Treasurer
Gary D. Jackson	Vice President, Land
Timothy L. Benton	Vice President, Geosciences
Harry C. Stahel, Jr.	Vice President, Finance
T.J. Boismier	Director
Thomas Casso	Director
Michael Cook	Director
Steven Craig	Director
Ken L. Kenworthy, Sr.	Director
Jon W. “Tucker” McHugh	Director

Item 4. Terms of the Transaction.

The Offer to Purchase and this Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The sections of the Offer to Purchase titled “Summary Term Sheet—Conditions to the Tender Offer” (beginning on page 3), “GMX Resources Inc.—Concurrent Non-Public Notes Offering” (beginning on page 7) and “The Tender Offer—Conditions to the Tender Offer—Financing Condition” (beginning on page 22) are hereby amended by inserting the following immediately after the last paragraph of each such section:

Satisfaction of Financing Condition. On February 9, 2011, we closed our private placement of $200.0 million aggregate principal amount of 11.375% senior notes due 2019 (the “Senior Notes”). The purchase price for the Senior Notes was 96.833% of their principal amount, and the sale resulted in net proceeds to the Company of approximately $186.8 million, after deducting discounts and commissions and other offering expenses payable by us.

The Senior Notes were issued pursuant to an indenture dated as of February 9, 2011, by and among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee. Interest on the Senior Notes will accrue from and including February 9, 2011 at a rate of 11.375% per year. Interest on the Senior Notes is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2011. The Senior Notes mature on February 15, 2019.

The Senior Notes are jointly and severally, and unconditionally, guaranteed on a senior unsecured basis initially by two of the Company’s wholly-owned subsidiaries, and all of the Company’s future subsidiaries other than immaterial subsidiaries. The Senior Notes and the related guarantees were offered and sold in private transactions in accordance with Rule 144A and Regulation S under the Securities Act.

On February 9, 2011, we also closed an underwritten public offering of 21,075,000 shares of our common stock at a price to us of $4.75 per share. We received net proceeds from the offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, of approximately $93.3 million.

The consummation of the Notes Offering and the Equity Offering satisfied the financing condition to the Tender Offer. The Tender Offer remains subject to the other general conditions described in “The Tender Offer—Conditions to the Tender Offer—General Conditions.”

(2) The section of the Offer to Purchase titled “GMX Resources Inc.—Amendment of Our Secured Revolving Credit Facility” (beginning on page 8) is hereby amended by inserting the following immediately after the last paragraph of the section:

We have entered into an amendment and restatement of our secured revolving credit facility, effective as of February 9, 2011. Under our amended and restated credit agreement, the Notes Offering and the consummation of the Tender Offer are permitted, certain financial covenants have been amended, and the maturity has been extended until January 1, 2013. Our initial borrowing base under the amended and restated secured revolving credit facility is $60.0 million. Pursuant to the amended and restated revolving credit facility, we have reserved and deposited $50.0 million to repurchase the Convertible Notes within 45 days.

(3) The section of the Offer to Purchase titled “Material U.S. Federal Income Tax Considerations” (beginning on page 27) is hereby amended by deleting the first paragraph of the section in its entirety.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(1) This Item 5 of the Schedule TO is hereby amended by adding the following paragraphs immediately after the second paragraph thereunder:

The Company has entered into the following agreements that involve other securities of the Company:

•

Indenture dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

•	Form of 11.375% Senior Note due 2019 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

•

Registration Rights Agreement dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and the initial purchasers party thereto (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

•

Purchase Agreement dated as of February 4, 2011 among the Company, the Guarantors and the representatives of the several initial purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

•

Underwriting Agreement, dated December February 4, 2011, by and between GMX Resources Inc. and the representatives of the several underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

•

Fifth Amended and Restated Loan Agreement, dated as of February 2, 2011, among GMX Resources Inc., as borrower, Capital One, National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and the lenders named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

•

First Amendment to the Fifth Restated Loan Agreement, dated as of February 3, 2011, among GMX Resources, Inc., Capital One, National Association, as administrative agent, arranger and bookrunner, for the lenders, and BNP Paribas, as syndication agent (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K/A filed with the SEC on February 4, 2011).

•

Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

•

Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

•

Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

•

Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

        Descriptions of the Indenture and the Registration Rights Agreement are set forth under Item 2.03 of the Company’s Current Report on Form 8-K dated February 9, 2011 and incorporated herein by reference. A description of the Purchase Agreement is set forth under Item 1.01 of the Company’s Current Report on Form 8-K dated February 8, 2011 and incorporated herein by reference. A description of the Underwriting Agreement is set forth under Item 1.01 of the Company’s Current Report on Form 8-K dated February 8, 2011 and incorporated herein by reference. Descriptions of the Fifth Amended and Restated Loan Agreement, the First Amendment to the Loan Agreement and the Restated Guaranty Agreement and Confirmation of Guarantee Agreements are set forth under Item 1.01 of the Company’s Current Report on Form 8-K dated February 3, 2011 and incorporated herein by reference.

(2) The Offer to Purchase and this Item 5 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The section of the Offer to Purchase titled “Certain Information About Us—Incorporation by Reference” (beginning on page 8) is hereby amended by adding the following to the third bullet in the second paragraph (immediately preceding the parenthetical):

“and February 1, 2011, February 1, 2011, February 3, 2011, February 4, 2011 (Form 8-K/A), February 8, 2011, February 8, 2011 and February 9, 2011”

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth under “The Tender Offer—Conditions to the Tender Offer—Financing Condition” in the Offer to Purchase and this Item 7 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4(1) above, which information is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and restated as follows:

(a)(1)(i)†	Offer to Purchase, dated January 28, 2011.

(a)(1)(ii)†	Form of Letter of Transmittal (including Form W-9).

(a)(5)(i)†	Press Release, dated January 28, 2011 announcing the commencement of the tender offer.

(a)(5)(ii)†	Press Release, dated January 28, 2011 announcing the launch of the Company’s equity offering.

(a)(5)(iii)†	Press Release, dated January 28, 2011 announcing the launch of the Company’s notes offering.

(a)(5)(iv)	Press Release, dated February 4, 2011 announcing the pricing of the Company’s notes offering (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 8, 2011).

(a)(5)(v)	Press Release, dated February 9, 2011 announcing satisfaction of the financing condition in the tender offer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 9, 2011).

(b)	Not applicable.

(d)(i)	Rights Agreement, dated May 17, 2005, by and between GMX Resources, Inc. and UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 18, 2005).

(d)(ii)	Amendment No. 1 to Rights Agreement, dated February 1, 2008 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-A/A filed February 21, 2008).

(d)(iii)	Amendment No. 2 to Rights Agreement, dated October 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed November 17, 2008).

(d)(iv)	Indenture, dated February 15, 2008, between GMX Resources, Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(v)	Indenture, dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vi)	Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vii)	Purchase Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(viii)	Share Lending Agreement, dated February 11, 2008, between GMX Resources, Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(ix)	Registration Rights Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(x)	At-The-Market Issuance Sale Agreement, dated December 14, 2010, between GMX Resources, Inc. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xi)	Indenture dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xii)	Form of 11.375% Senior Note due 2019 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xiii)	Registration Rights Agreement dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and the initial purchasers party thereto (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xiv)	Purchase Agreement dated as of February 4, 2011 among the Company, the Guarantors and the representatives of the several initial purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

(d)(xv)	Underwriting Agreement, dated December February 4, 2011, by and between GMX Resources Inc. and the representatives of the several underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

(d)(xvi)	Fifth Amended and Restated Loan Agreement, dated as of February 2, 2011, among GMX Resources Inc., as borrower, Capital One, National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and the lenders named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xvii)	First Amendment to the Fifth Restated Loan Agreement, dated as of February 3, 2011, among GMX Resources, Inc., Capital One, National Association, as administrative agent, arranger and bookrunner, for the lenders, and BNP Paribas, as syndication agent (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K/A filed with the SEC on February 4, 2011).

(d)(xviii)	Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xix)	Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xx)	Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xxi)	Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xxii)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

(d)(xxiii)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2 filed November 6, 2000).

(d)(xxiv)	Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2010).

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMX RESOURCES INC.

By:	/s/ James A. Merrill
	Name:	James A. Merrill
	Title:	Chief Financial Officer, Secretary and Treasurer

Dated: February 11, 2011

EXHIBIT INDEX

(a)(1)(i)†	Offer to Purchase, dated January 28, 2011.

(a)(1)(ii)†	Form of Letter of Transmittal (including Form W-9).

(a)(5)(i)†	Press Release, dated January 28, 2011 announcing the commencement of the tender offer.

(a)(5)(ii)†	Press Release, dated January 28, 2011 announcing the launch of the Company’s equity offering.

(a)(5)(iii)†	Press Release, dated January 28, 2011 announcing the launch of the Company’s notes offering.

(a)(5)(iv)	Press Release, dated February 4, 2011 announcing the pricing of the Company’s notes offering (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 8, 2011).

(a)(5)(v)	Press Release, dated February 9, 2011 announcing satisfaction of the financing condition in the tender offer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 9, 2011).

(b)	Not applicable.

(d)(i)	Rights Agreement, dated May 17, 2005, by and between GMX Resources, Inc. and UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 18, 2005).

(d)(ii)	Amendment No. 1 to Rights Agreement, dated February 1, 2008 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-A/A filed February 21, 2008).

(d)(iii)	Amendment No. 2 to Rights Agreement, dated October 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed November 17, 2008).

(d)(iv)	Indenture, dated February 15, 2008, between GMX Resources, Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(v)	Indenture, dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vi)	Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vii)	Purchase Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(viii)	Share Lending Agreement, dated February 11, 2008, between GMX Resources, Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(ix)	Registration Rights Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(x)	At-The-Market Issuance Sale Agreement, dated December 14, 2010, between GMX Resources, Inc. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xi)	Indenture dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xii)	Form of 11.375% Senior Note due 2019 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xiii)	Registration Rights Agreement dated as of February 9, 2011, by and among GMX Resources Inc., the Guarantors named therein and the initial purchasers party thereto (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011).

(d)(xiv)	Purchase Agreement dated as of February 4, 2011 among the Company, the Guarantors and the representatives of the several initial purchasers named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

(d)(xv)	Underwriting Agreement, dated December February 4, 2011, by and between GMX Resources Inc. and the representatives of the several underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 8, 2011).

(d)(xvi)	Fifth Amended and Restated Loan Agreement, dated as of February 2, 2011, among GMX Resources Inc., as borrower, Capital One, National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and the lenders named therein (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xvii)	First Amendment to the Fifth Restated Loan Agreement, dated as of February 3, 2011, among GMX Resources, Inc., Capital One, National Association, as administrative agent, arranger and bookrunner, for the lenders, and BNP Paribas, as syndication agent (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K/A filed with the SEC on February 4, 2011).

(d)(xviii)	Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xix)	Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Diamond Blue Drilling Co. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xx)	Confirmation of Guaranty Agreement, dated as of February 2, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders party from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xxi)	Restated Guaranty Agreement, entered into effective as of July 8, 2010, by Endeavor Pipeline Inc. in favor of Capital One, National Association, as agent, for the benefit of itself, the lenders, the other parties from time to time to the Fifth Amended and Restated Loan Agreement, and the other secured parties, guaranteeing the secured liabilities of GMX Resources Inc. (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2011).

(d)(xxii)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

(d)(xxiii)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2 filed November 6, 2000).

(d)(xxiv)	Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2010).

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed.